2015 Q4 Earnings Call January 28, 2016

Forward Looking Statements Information in this presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially, including without limitation, reduced earnings due to larger than expected credit losses in the sectors of our loan portfolio secured by real estate due to economic factors, including declining real estate values, increasing interest rates, increasing unemployment, or changes in payment behavior or other factors; reduced earnings due to larger credit losses because our loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral; the rate of delinquencies and amount of loans charged-off; the adequacy of the level of our allowance for loan losses and the amount of loan loss provisions required in future periods; costs or difficulties related to the integration of the banks we acquired or may acquire may be greater than expected; factors relating to our proposed acquisition of NewBridge Bancorp (“NewBridge”), including our ability to consummate the transaction on a timely basis, if at all, our ability to effectively and timely integrate the operations of Yadkin and NewBridge, our ability to achieve the estimated synergies from this proposed transaction and once integrated, the effects of such business combination on our future financial condition, operating results, strategy and plans; results of examinations by our regulatory authorities, including the possibility that the regulatory authorities may, among other things, require us to increase our allowance for loan losses or writedown assets; the amount of our loan portfolio collateralized by real estate, and the weakness in the commercial real estate market; our ability to maintain appropriate levels of capital; adverse changes in asset quality and resulting credit risk-related losses and expenses; increased funding costs due to market illiquidity, increased competition for funding, and increased regulatory requirements with regard to funding; significant increases in competitive pressure in the banking and financial services industries; changes in political conditions or the legislative or regulatory environment, including the effect of recent financial reform legislation on the banking industry; general economic conditions, either nationally or regionally and especially in our primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality; our ability to retain our existing customers, including our deposit relationships; changes occurring in business conditions and inflation; changes in monetary and tax policies; ability of borrowers to repay loans; risks associated with a failure in or breach of our operational or security systems or infrastructure, or those of our third party vendors and other service providers or other third parties, including as a result of cyber attacks, which could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses; changes in accounting principles, policies or guidelines; changes in the assessment of whether a deferred tax valuation allowance is necessary; our reliance on secondary sources such as Federal Home Loan Bank advances, sales of securities and loans, federal funds lines of credit from correspondent banks and out-of-market time deposits, to meet our liquidity needs; loss of consumer confidence and economic disruptions resulting from terrorist activities or other military actions; and changes in the securities markets. Additional factors that could cause actual results to differ materially are discussed in the Company’s filings with the Securities and Exchange Commission ("SEC"), including without limitation its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K. The forward-looking statements in this presentation speak only as of the date of the presentation, and the Company does not assume any obligation to update such forward-looking statements. Pro forma combined information which combines Yadkin and VantageSouth Banchares, Inc. contained in this presentation are used for illustrative purposes only. The pro forma information does nor purport to project our results of operations or financial condition for any future period or for any future date. Non‐GAAP Measures Statements included in this presentation include non‐GAAP measures and should be read along with the accompanying tables to the January 28, 2016 presentation and earnings release which provide a reconciliation of non‐GAAP measures to GAAP measures. Management believes that these non‐GAAP measures provide additional useful information that allows readers to evaluate the ongoing performance of the Company. Non‐GAAP measures should not be considered as an alternative to any measure of performance or financial condition as promulgated under GAAP, and investors should consider the Company's performance and financial condition as reported under GAAP and all other relevant information when assessing the performance or financial condition of the Company. Non‐GAAP measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the Company's results or financial condition as reported under GAAP. Important Information 2

Q4 2015 Highlights 3  Net operating EPS to common shareholders of $0.40, or $12.6 million, a 13.0% year-over-year growth compared to Q4 2014  Annualized net operating ROATCE of 13.14% and net operating ROAA of 1.14% in Q4 2015, compared year-over-year to 12.97% and 1.09% in Q4 2014  Operating efficiency ratio remained consistent with recent improved levels at 57.5% in Q4 2015, down from 63.5% in Q4 2014  Strong loan originations and commitments of $391mm drove net loan growth of 12.9% in Q4 2015  Non-maturity deposits increased at an annualized rate of 13.5% from Q3 to Q4  Tangible book value per share increased from $12.31 in Q3 to $12.51 in Q4; this represents year-over-year growth of 9.6% compared to $11.41 recorded in Q4 2014  On January 27, 2016, declared quarterly cash dividend of $0.10 per share payable on February 18 to shareholders of record as of February 11 Merger Update  Shareholder meeting to vote on approval of NewBridge acquisition scheduled for February 23  Received approval from NC Commissioner of Banks in January  Target closing late Q1 or early Q2  Conversion scheduled for late Q3; integration planning is fully underway

 Pre-tax operating income of $75.2 mm  Net operating income of $48.5 mm  Operating EPS of $1.50  Operating ROA of 1.13%  Operating ROTCE of 12.92%  Operating Efficiency Ratio of 59.2%  Loan growth of $194 mm or 6.7%  Low cost deposit growth of $137 mm or 6.4%  TBV / share increased 9.6% to $12.51  Implemented $0.10 / share quarterly dividend starting in Q3  Redeemed legacy YDKN preferred stock of $28.4 mm  $184 mm in shareholder value created in 2015  Stock price increased 28.1% to $25.17  Paid $6.3 mm in dividends 2015 Highlights 0.0 95.0% 100.0% 105.0% 110.0% 115.0% 120.0% 125.0% 130.0% 135.0% YDKN Price Performance for 2015 KRE YDKN

Strong Performance Continued Throughout 2015 5 Notes: - Market capitalizations are calculated using the final closing stock price of the quarter. Q4 2014 Q3 2015 Q4 2015 % Change Q4 2015 vs Q4 2014 Operating EPS $0.35 $0.40 $0.40 14%  Operating Pre-Tax, Pre-Provision Income ($mm) $18.4 $21.4 $21.8 19%  Operating Efficiency Ratio 63.5% 57.3% 57.5% (9.4%)  Operating ROAA 1.09% 1.15% 1.14% 5%  Operating ROTCE 12.97% 13.34% 13.14% 1%  . Net Interest Margin (FTE) 4.43% 4.19% 4.29% (3.2%)  Annualized Qtr / Qtr Loan Growth 10.0% 3.2% 12.9% 29%  Market Capitalization ($000s) $620,923 $683,391 $798,563 29%  Operating Revenue ($000s) $50,349 $50,103 $51,305 1.9%  Operating Expenses ($000s) $31,970 $28,694 $29,479 (7.8%)  Operating Leverage 9.7% 

Earnings Profile

- Pre-tax, pre-provision operating earnings totaled $21.8mm during Q4 2015, compared to $18.4mm during Q4 2014
- Net operating earnings available to common shareholders totaled $12.6mm, or $0.40 per share, in Q4 2015, compared to $11.0mm or $0.35 per share in Q4 2014
- Annualized net operating ROAA of 1.14% in Q4 2015, compared to 1.09% in Q4 2014
- Annualized net operating ROATCE 13.14% in Q4 2015, compared to 12.97% in Q4 2014
- Provision increased to $2.7mm in Q4 due to an increase in charge-offs and strong loan growth
- Income tax expense decreased to $6.2mm in Q4, reflecting 2015 tax planning initiatives that were realized in Q4, which reduced the effective tax rate by approximately 2.0%
- Operating efficiency ratio remained consistent with targeted improved levels; 57.5% in Q4 2015, compared to 63.5% in Q4 2014

($ in thousands)	For the Quarters Ending 2014Q4	2015Q3	2015Q4
Net interest income	$40,791	$39,305	$41,342
Provision for loan losses	843	1,576	2,714
Net interest income after provision for loan losses	39,948	37,729	38,628
Operating non-interest income	9,558	10,798	9,963
Operating non-interest expense	31,970	28,694	29,479
Operating income before taxes and M&A costs	**$17,536**	**$19,833**	**$19,112**
Gain (loss) on sales of available for sale securities	4	-	(85)
Gain on sale of branches	-	-	88
Merger and conversion costs	1,589	104	803
Restructuring charges	33	50	282
Income before income taxes	**15,918**	**19,679**	**18,030**
Income tax expense	607	7,891	6,182
Net income	**15,311**	**11,788**	**11,848**
Preferred stock dividends[1]	639	-	-
Net income to common shareholders	**14,672**	**11,788**	**11,848**
Pre-tax, pre-provision operating earnings (Non-GAAP)[2]	**18,379**	**21,409**	**21,826**

(1) Prefered stock was initially issued in connection with the TARP Capital Purchase Program.
(2) Excludes securities gains and losses, branch sale gain, merger and conversion costs, and restructuring charges.

6

YADKIN FINANCIAL CORPORATION

Net Interest Income 7 Combined Net Interest Margin (%)  Impact of acquisition accounting on net interest margin is declining; down approximately $3.0mm since Q4 2014  Focus remains on disciplined loan pricing and low-cost, core deposits  Q4 NIM improvement positively impacted by investment portfolio repositioning, income from an issuer call of a debt security, and recoveries of charge-offs from acquired banks that occurred prior to the merger date Average Yields and Rates For the Quarter Ended, 2015Q3 2015Q4 Loans 5.36% 5.34% Securities 2.35% 2.93% Other earning assets 0.34% 0.41% Total earning assets 4.72% 4.81% Interest bearing deposits (0.48%) (0.46%) Borrowed funds (1.59%) (1.58%) Total interest bearing liabilities (0.66%) (0.65%) Net interest margin (FTE) 4.19% 4.29% Cost of funds 0.53% 0.52% 4.43% 4.33% 4.29% 4.19% 4.29% 4.25% 4.23% 4.12% 4.09% 4.20% 3.76% 3.74% 3.78% 3.77% 3.87% 3.50% 3.75% 4.00% 4.25% 4.50% 4.75% Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 GAAP NIM (FTE) Adj sted NIM (Less Accelerated Loan Accretion, Includes Scheduled Accretion & Amortization) Core NIM (Excludes All Purchase Accounting Impacts)

Diverse Drivers of Non-Interest Income Growth 8 Combined Operating Non-Interest Income Composition1 ($000) $9,558  Operating non-interest income totaled $10.0mm in the Q4 2015, a 4.2% increase over Q4 2014  Record SBA production of $60.5mm in Q4 as pipeline strengthened; gain on sale remained steady, product mix included more 504 loans, and the proportion of multi-funding loans increased  Mortgage revenue declined seasonally to $1.6mm as production and pipeline decreased; management reduced mortgage non- interest expenses as revenue decreased (1) Excludes securities gains and losses and branch sale gain. $8,838 $10,716 $10,798 Change from Q4 2014 to Q4 2015 4.2% (2.0)% 8.7% 56.8% (11.9)% $9,963 $2,133 $1,390 $1,911 $2,492 $1,786 $1,002 $1,322 $1,633 $1,731 $1,571 $2,917 $2,873 $3,677 $3,009 $3,170 $3,506 $3,253 $3,495 $3,566 $3,436 $0 $2,000 $4,000 $6,000 $8,000 $10,000 $12,000 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Other Mortgage SBA Service charges & fees on deposits accounts

Non-Interest Expense 9 Combined Non-Interest Expense Composition1 ($000)  Operating efficiency ratio remained stable at 57.5% for the fourth quarter  Third consecutive quarter with efficiency ratio at or below 60%  Comfortably reached the previously announced operating efficiency goal of sub 60% before the end of 2015  Increased operating non-interest expenses in Q4 driven primarily by higher variable compensation, but are materially lower (down 7.8% ) than Q4 2014 Total Non-Interest Expense $33,592 $30,958 $32,316 $28,848 $30,564 Operating Efficiency Ratio 63.5% 62.1% 60.0% 57.3% 57.5% One-time charges ($1,622) ($1,127) ($2,269) ($154) ($1,085) Operating Non-Interest Expense $31,970 $29,831 $30,047 $28,694 $29,479 $31,970 $29,831 (1) Excludes merger and conversion costs and restructuring charges. $30,047 $28,694 $29,479 $7,354 $7,127 $7,313 $6,913 $6,304 $1,959 $1,888 $1,929 $1,851 $1,931 $5,009 $4,799 $4,637 $4,641 $4,722 $861 $815 $777 $761 $745 $16,787 $15,202 $15,391 $14,528 $15,777 $0 $7,000 $14,000 $21,000 $28,000 $35,000 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015

Balance Sheet

- Annualized net loan growth was approximately 12.9% in Q4 2015
  - Maintained record levels of loan originations and commitments of $391mm
  - Loan growth is net of $12.0 mm in SBA loan sales
- $198mm, or 11.5%, originated loan growth from Q3 to Q4

($ in millions)	Q3 2015	Q4 2015
Originated Loans	1,721	1,919
Acquired Loans	1,259	1,158
Total Loans	2,980	3,077
Qtr / Qtr Change in Balance		
Originated Loans	9.9%	11.5%
Acquired Loans	(9.4%)	(8.0%)
Total Loans	0.8%	3.2%

- Non-maturity deposits increased by 13.5% annualized in Q4
  - Non-interest demand deposits are 22.5% of total deposits
- TCE / TA of 9.21% at December 31, 2015, compared to 8.80% at the end of 2014
- TBV per share up 6.5% annualized to $12.51 in Q4 2015; this represents a 9.6% increase compared year-over-year to $11.41 in Q4 2014

Balance Sheet			
	As of the Quarter Ended,		
(Dollars in thousands)	2014Q4	2015Q3	2015Q4
Assets:			
Cash and due from banks	$ 65,312	$ 54,667	$ 60,783
Federal funds & interest-earning deposits	67,053	23,088	51,135
Investment securities	712,041	752,784	728,314
Loans held for sale	20,205	37,962	47,287
Loans	2,898,266	2,979,779	3,076,544
Allowance for loan losses	(7,817)	(9,000)	(9,769)
Premises and equipment, net	80,379	75,530	73,739
Foreclosed assets	12,891	11,793	15,346
Other assets	419,704	435,623	430,765
Total assets	**$4,268,034**	**$4,362,226**	**$4,474,144**
Liabilities:			
Deposits:			
Non-interest demand	$ 680,387	$ 730,928	$ 744,053
Interest-bearing demand	469,898	484,187	523,719
Money market and savings	1,004,796	1,001,739	1,024,617
Time deposits	1,092,283	1,030,915	1,017,908
Total deposits	3,247,364	3,247,769	3,310,297
Short-term borrowings	250,500	395,500	375,500
Long-term debt	180,164	129,859	194,967
Accrued interest & other liabilities	32,204	32,301	30,831
Total liabilities	**$3,710,232**	**$3,805,429**	**$3,911,595**
Shareholders' equity:			
Common stock & other equity	557,802	$ 556,797	$ 562,549
Total liabilities and shareholders' equity	**$4,268,034**	**$4,362,226**	**$4,474,144**

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YADKIN FINANCIAL CORPORATION

21.9% 20.4% 21.0% 23.3% 22.6% 10.0% 20.0% 30.0% 40.0% Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Strong Asset Quality 11 Effective Reserve of 1.62% or $50.0mm Classified Asset Ratio (2) – Bank Level (1) The majority of the increase was from a single relationship that came through a 2011 bank acquisition (2) Classified Asset Ratio = Classified Assets / (Tier 1 Capital + Loan Loss Reserves) Net charge-offs - 25bps Remaining mark declined by $3.5mm in Q4 2015 Loan Loss Reserves Breakdown ($ in thousands) Non- Purchased Impaired Purchased Impaired (SOP 03-3) Total ALLL balance at 9/30/15 7,602$ 1,398$ 9,000$ Net charge-offs (1,945) 0 (1,945) Provision for loan losses 2,790 (76) 2,714 ALLL balance at 12/31/15 8,447 1,322 9,769 Remaining credit mark 17,545 10,401 27,946 Remaining interest rate mark 3,704 8,538 12,242 Total effective reserve 29,696$ 20,261$ 49,957$ Loan balances 2,934,472$ 142,072$ 3,076,544$ ALLL percentage 0.29% 0.93% 0.32% Remaining credit mark percentage 0.60% 7.32% 0.91% Remaining interest rate mark percentage 0.13% 6.01% 0.40% Effective reserve percentage 1.01% 14.26% 1.62% (1)

Contact: Terry Earley (919) 659-9015 terry.earley@yadkinbank.com

Additional Information About the Proposed Transaction and Where to Find It This communication includes statements made in respect of the proposed transaction involving Yadkin and NewBridge. This material is not a substitute for the definitive joint proxy statement/prospectus or any other documents which Yadkin and NewBridge may send to their respective shareholders in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed transaction, Yadkin has filed with the Securities and Exchange Commission (“SEC”) and the SEC has declared effective, a definitive Registration Statement on Form S-4 that includes a joint proxy statement of Yadkin and NewBridge and a prospectus of Yadkin, as well as other relevant documents concerning the proposed transaction. Investors and security holders are also urged to carefully review and consider each of Yadkin’s and NewBridge’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. Both NewBridge and Yadkin have mailed the joint proxy statement/prospectus to their respective shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF YADKIN AND NEWBRIDGE ARE URGED TO CAREFULLY READ THE ENTIRE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other filings containing information about Yadkin and NewBridge at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other filings may also be obtained free of charge at Yadkin’s website at www.yadkinbank.com, or at NewBridge’s website at www.newbridgebank.com. Important Information 13